UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Iridium Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46269C102

(CUSIP Number)

Larry G. Franceski, Esq.

Fulbright & Jaworski L.L.P.

801 Pennsylvania Avenue, N.W.

Washington, D.C.

20004

202-662-4518

with a copy to:

Marilyn Mooney, Esq.

Fulbright & Jaworski L.L.P.

801 Pennsylvania Avenue, NW

Washington, D.C. 20004

202-662-4678

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Baralonco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO/WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,598,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,598,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,598,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Khalid bin Abdullah bin Abdulrahman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS NA
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Saudi Arabia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,598,550
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,598,550
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,598,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Iridium Communications, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102.

Item 2. Identity and Background.

This Statement is being filed by Baralonco Limited (the “Company”), organized under the laws of the British Virgin Islands, with its principal executive offices located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. The principal business of the Company is to hold investments. Information as to Steven B. Pfeiffer and Thomas Alabakis who are directors of the Company is set forth in Exhibit A hereto.

This statement is also being filed by Khalid bin Abdullah bin Abdulrahman, the sole owner (the “Owner”) of the Company, whose address is c/o Baralonco Limited located at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands VG1110. His present principal occupation is private investments. The Owner is a resident and national of the Kingdom of Saudi Arabia.

During the past five years, neither the Company nor the Owner nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the past five years, neither the Company nor the Owner nor, to the Company’s knowledge, any of the persons listed in Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

The Company purchased 50,000 shares of the Issuer’s 7.00% Series A Cumulative Perpetual Convertible Preferred Stock (the “Convertible Preferred Stock”) on October 3, 2012 for cash at the offering price of $100 per share, less discounts and commissions. Shares of Convertible Preferred Stock are convertible into shares of Common Stock at an initial conversion rate of 10.6022 shares of Common Stock per $100 liquidation preference, which is equivalent to an initial conversion price of $9.43 per share (subject to adjustment in certain events). The 50,000 shares of Convertible Preferred Stock are initially convertible into 530,110 shares of Common Stock. Since the filing of the Schedule 13D, the Company has also from time to time purchased for cash on the open market on The NASDAQ Global Select Market additional shares of Common Stock totaling 420,360 shares.

Item 4. Purpose of Transaction.

The purpose of this amendment is to report the acquisition through purchase for cash of shares of the Convertible Preferred Stock immediately convertible into Common Stock and additional shares of Common Stock as further described in Item 3 above.

The Company intends to review the investment in the Issuer on a continuing basis and, depending on various factors, including the Issuer’s business, affairs and financial position, other developments concerning the Issuer, the price level of the Common Stock, conditions in the securities markets and the general economic and industry conditions, may in the future take such actions with respect to the investment in the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, or the sale of all or a portion of the Shares or other shares of Common Stock hereafter acquired by the Company and the Owner to one or more purchasers.

Except as described above, neither the Company nor the Owner nor either of the persons listed in Exhibit A has any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. The Company and the Owner may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) The Company beneficially owns 12,598,550 Shares. As the Company is wholly-owned by the Owner, the Owner also beneficially owns the same 12,598,550 Shares. This number of shares represents 17.1% of the outstanding shares as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Mr. Pfeiffer, a director of the Company and also of the Issuer, beneficially owns 35,356 shares of Common Stock as a result of restricted stock and currently exercisable options awarded by the Issuer as compensation for services as a director and an additional 3129 restricted stock units that will vest into shares of Common Stock on December 31, 2012. Mr. Pfeiffer has sole voting and investment power over these shares, and these shares are not included in the totals disclosed by the Company and the Owner.

(b) As the Company is wholly-owned by the Owner, the Company and the Owner share voting and investment power over the 12,598,550 Shares.

(c) In August 2012, the Company purchased for cash in the open market 177,718 shares of Common Stock. All such purchases were timely reported on Form 4 filings. Details of the purchases are set forth in Exhibit I which is incorporated herein by reference. Other than such purchases, neither the Company nor the Owner nor, to the knowledge of the Company, any director or executive officer of the Company, has effected any transaction in the Common Stock during the past sixty days.

(d) No person, other than the Company, has the right to receive dividends from the Common Stock and no person other than the Company has the right to receive the proceeds from the sale of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company’s pledge of 1,500,000 shares of Common Stock as collateral under that certain pledge agreement with the Issuer dated as of September 29, 2009 (the “Pledge Agreement”) previously reported was released on September 30, 2011. The Company’s agreement to a one-year “lock-up” of 11,648,080 Shares pursuant to that certain registration rights agreement with the Issuer dated as of September 29, 2009 (the “Registration Rights Agreement”) previously reported has expired.

However, the Company has entered that certain Director, Officer and Major Shareholder Lock-Up Agreement (“Lock-Up Agreement”) dated as of September 28, 2012 pursuant to which it has agreed to a 90-day lock-up with respect to Common Stock. Specifically, the Company has agreed during the period, subject to limited exceptions not involving dispositions for value, not to directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or lend or otherwise dispose of or transfer any Common Stock or any securities convertible into or exchangeable or exercisable for or repayable with Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing (collectively, the “Lock-Up Securities”) or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap, agreement or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise. In addition, the Company agreed that, without the prior written consent of Raymond James & Associates, Inc., as the initial purchaser in the Issuer’s offering of the Convertible Preferred Stock, it will not, during the lock-up period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. Mr. Pfeiffer, who is a director of the Company, also executed the Lock-Up Agreement in his capacity as a director of Iridium.

The description of each of the Pledge Agreement, the Registration Rights Agreement and the Lock-Up Agreement is qualified in its entirety by reference to such agreement, a copy of which is incorporated by reference as an Exhibit to the statement on Schedule 13D or this amendment.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Information concerning the Company’s executive officers and directors (previously filed).

Exhibit B	Transaction Agreement dated September 22, 2008, incorporated herein by reference to Exhibit 1.01 of the Issuer’s current report on Form 8-K filed with the SEC on September 25, 2008 (previously filed).

Exhibit C	Amendment to Transaction Agreement dated April 28, 2009, incorporated herein by reference to Exhibit 1.01 of the Issuer’s current report on Form 8-K filed with the SEC on April 28, 2009 (previously filed).

Exhibit D	Form of Pledge Agreement, incorporated by reference to Annex C of the Issuer’s Proxy Statement filed August 28, 2009 (previously filed).

Exhibit E	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Issuer’s Proxy Statement filed August 28, 2009 (previously filed).

Exhibit F	Filing Agreement (previously filed)

Exhibit G	Powers of Attorney (previously filed)

Exhibit H	Form of Officer/Director and Major Shareholder Lock-Up Agreement dated as of September 28, 2012.

Exhibit I	Transactions in Common Stock effected in the past 60 days.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	October 9, 2012

Signature	/s/ Larry G. Franceski
Name/Title	Larry G. Franceski, Attorney in fact